Contact

www.linkedin.com/in/manasvi-mamgai-576518154 (LinkedIn)

Top Skills

Client Relations
Nonprofit Leadership
Film Finance

Manasvi Mamgai

Former Miss India, Film Producer, NonProfit Founder
Los Angeles, California, United States

Summary

As Co-Founder of 32Red Entertainment, I develop global content connecting India, the United States, and international markets.
I am also Founder of SAMA (South Asians in Media and Arts Foundation), focused on improving representation and opportunities for South Asian talent in film and media, while supporting initiatives in education, community development, and social impact.

Experience

SAMA - South Asians in Media and Arts foundation
Founder
January 2026 - Present (8 months)
United States

32Red Entertainment
Co-Founder / President
January 2023 - Present (3 years 8 months)
Los Angeles, CA

Metro Point Mortgage
California Real Estate and Mortgage
January 2023 - December 2025 (3 years)
Los Angeles, California, United States

Landmark Mortgage Capital
Sales And Marketing Specialist
March 2020 - December 2022 (2 years 10 months)
Orange County, California, United States

HouseStay
Marketing Consultant
March 2019 - February 2020 (1 year)
Greater Los Angeles Area

Republican Hindu Coalition
2 years 11 months

Vice Chair
January 2018 - January 2019 (1 year 1 month)
United States

India Ambassador
March 2016 - January 2018 (1 year 11 months)
United States